FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of January 2009
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946
(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑               Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐               No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
Not applicable.

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr Reddy’s announces the appointment of new Chief Financial Officer (CFO)
Jan 02, 2009, Hyderabad
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced the appointment of Mr Umang Vohra as the new CFO of the company. Umang was the Deputy CFO and his elevation has been part of the company’s leadership development and transition programme. He joined Dr. Reddy’s in 2002 from PepsiCo and has been part of several of the company’s key initiatives like Acquisitions, R&D de-risking transactions, and operational improvements in Accounting, Governance and Finance processes.
Mr Saumen Chakraborty, who was the CFO of the company for the past 2 1/2 years has taken over a newly created role of President — Corporate and Global Generics Operations. He will now lead the product development, manufacturing and supply chain operations of the generics business, along with corporate functions like Quality, Regulatory, Corporate Medical Services and Pharmacovigilance.
Notes to the editor:

Saumen Chakraborty (47) has over 24 years of experience in strategic and operational aspects of management. Saumen joined Dr. Reddy’s in 2001 as the Global Head of HR and took over as the CFO of Dr. Reddy’s in 2006.He bought in significant robustness to the financial processes, including the transition to IFRS accounting norms and played a key role in raising funds in the second round of ADR. In 2007 he was recognized as the ‘CFO of the Year’ by CNBC in the pharmaceutical and healthcare sector. Saumen is a University topper from Visva Bharati University (Shantiniketan) in Physics, and is an alumnus of IIM, Ahmedabad.

Umang Vohra (37) has over 13 years of experience across various finance & corporate development functions. Prior to joining Dr. Reddy’s Umang has worked with Eicher and PepsiCo. Umang joined Dr. Reddy’s in 2002 in Corporate Finance and has been fast tracked across various challenging roles. With a base degree in computer engineering, Umang has an MBA with a specialization in Finance from TA Pai Institute of Management (TAPMI).
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and

Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection. For further information please see: www.drreddys.com

Press Release	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s Q3 FY09 Revenue at Rs. 18,401 million,
EBITDA at Rs. 3,453 million, PAT at Rs. 1,924 million
Hyderabad, India, Jan 20, 2009: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited financial results for the quarter ended December 31, 2008.
Q3 FY09 Key Highlights
o	Overall revenues at Rs. 18.4 billion ($379 million) in Q3 FY09 as against Rs. 12.3 billion ($254 million) in Q3 FY08, representing a growth of 49%.
o	The growth was majorly driven by the successful launch of the authorized generic version of GlaxoSmithKline’s Imitrex® (generic version: sumatriptan succinate), in late November 2008.

o	Excluding revenues from Sumatriptan, the YoY growth is at 21%.
o	Operating income at Rs. 3 billion ($62 million) in Q3 FY09 as against Rs. 1.1 billion ($23 million) in Q3 FY08 after adjusting for the one-time write down of intangibles.

o	EBITDA at Rs. 3.5 billion ($71 million) in Q3 FY09 as against Rs. 2.2 billion ($45 million) in Q3 FY08, representing a growth of 58%.

o	PAT at Rs. 1.9 billion (10% of total revenues). This translates to a diluted EPS of Rs. 11.4 ($0.2) in Q3 FY09 representing a growth of 150% over Q3 FY08, after adjusting for the one-time write down of intangibles.

o	Revenues from Global Generics business at Rs. 13.7 billion ($282 million) in Q3 FY09 as against Rs. 8.0 billion ($165 million) in Q3 FY08. YoY growth of 70% driven by sumatriptan and key markets of North America and Russia.
o	Excluding revenues from Sumatriptan, the growth of 80% in North America was driven by volume growth in key existing products and acquisition of the Shreveport facility.

o	Revenue growth of 44% in Russia driven by key brands of Omez, Nise, Ketorol and Cetrine.
o	Revenues from Pharmaceutical Services & Active Ingredients (PSAI) increase by 6% to Rs. 4.5 billion ($92 million) in Q3 FY09 as against Rs. 4.2 billion ($87 million) in Q3 FY08.

o	During the quarter, the company launched 26 new generic products, filed 32 new generic product registrations and filed 6 DMFs globally.

All figures in millions, except EPS	All dollar figures based on convenience translation rate of 1USD = Rs 48.58
Dr. Reddy’s Laboratories Limited and Subsidiaries
Unaudited Condensed Consolidated Interim Income Statement

		Q3 FY09			Q3 FY08
Particulars	Index	($)	(Rs.)%		($)	(Rs.)%		Growth %
Revenue	A	379	18,401	100	254	12,319	100	49
Cost of revenues	B	167	8,129	44	129	6,285	51	29
Gross profit	C = A-B	211	10,272	56	124	6,034	49	70
Operating Expenses
Selling, general & administrative expenses	D	104	5,043	27	77	3,746	30	35
Research and development expenses, net	E	21	1,027	6	18	894	7	15
Amortization Expenses	F	7	339	2	8	375	3	(10)
Write down of intangible assets	G	—	—	0	59	2,883	23	—
Other (income)/expenses, net	H	17	849	5	(2)	(101)	(1)	—
Total Operating Expenses	I = D+E+F+G+H	149	7,258	39	160	7,797	63	(7)
Results from operating activities	J = C-I	62	3,014	16	(36)	(1,763)	(14)	—
Finance income (a)	K	(2)	(89)	(0)	(5)	(257)	(2)	(65)
Finance expenses (b)	L	16	788	4	5	234	2	237
Finance income, net	M = K+L	14	699	4	(0)	(23)	(0)	—
Share of profit/(loss) of equity accounted investees	N	0	8	0	0	3	0	167
Profit before income tax	O = J-M+N	48	2,323	13	(36)	(1,737)	(14)	—
Income tax expense	P	(8)	(399)	(2)	11	524	4	—
Profit for the period	Q = O+P	40	1,924	10	(25)	(1,213)	(10)	—
Attributable to :
Equity holders of the company	R	40	1,924	10	(25)	(1,207)	(10)	—
Minority interest	S	—	—	0	(0)	(6)	(0)	—
Profit for the period	T = R+S	40	1,924	10	(25)	(1,213)	(10)	—
Weighted average no. of shares o/s	U		168.4			168.1
Diluted EPS	V = R/U	0.2	11.4		(0.1)	(7.2)		—
Exchange rate			48.58			48.58

Notes:

(a)	Includes forex gain of Rs. 87 million in Q3 FY08.

(b)	Includes forex loss of Rs. 493 million in Q3 FY09.

Key Balance Sheet Items

	(in millions)
	As on 31st Dec 08		As on 30th Sep 08
Particulars	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents	78	3,783	105	5,120
Investments (current & non current)	0	16	27	1,329
Trade and other receivables	266	12,910	214	10,375
Inventories	312	15,157	317	15,377
Property, plant and equipment	426	20,672	416	20,219
Loans and borrowings (current & non current)	458	22,264	457	22,189
Trade accounts payable	138	6,716	169	8,194
Total Equity	1,067	51,849	1,034	50,228
Segmental Analysis
Global Generics
o	Revenues from Global Generics business at Rs. 13.7 billion ($282 million) in Q3 FY09 as against Rs. 8.0 billion ($165 million) in Q3 FY08. YoY growth of 70% driven by launch of sumatriptan and the key markets of North America and Russia.

o	Revenues from North America at Rs. 6.7 billion ($137 million) in Q3 FY09 as against Rs. 1.7 billion ($36 million) in Q3 FY08.
o	Excluding revenues from Sumatriptan, the growth of 80% in North America was driven by high volume growth in Top products and acquisition of Shreveport facility.

o	Revenue from Shreveport facility at Rs. 409 million ($8 million) in Q3 FY09.

o	3 new products launched in Q3 FY09.

o	During the quarter, the Company filed 5 ANDAs taking the total filings to 133. Total of 69 ANDAs pending at the USFDA addressing innovator sales of $47 billion as per IMS December 2007.
o	Revenues from Europe at Rs. 2.5 billion ($52 million) in Q3 FY09 as against Rs. 2.6 billion ($53 million) in Q3 FY08.
o	Revenues from betapharm marginally down by 2% to Rs. 2.0 billion ($41 million) in Q3 FY09 from Rs. 2.0 billion ($42 million) in Q3 FY08. This decline was on account of destocking due to the AOK tender and olanzapine withdrawal from market.
o	Volume growth in existing products offset by price declines

o	Betapharm volume growth of 15% as against market volume degrowth of 3.3%. (Source: NVI Report Oct-Nov 2008)
o	Revenues from Rest of Europe at Rs. 501 million ($10 million) in Q3 FY09 from Rs. 500 million ($10 million) in Q3 FY08.

o	During the quarter, the company launched 2 new products and filed 4 dossiers across Europe.
o	Revenues from Russia & Other CIS markets at Rs. 2.0 billion ($41 million) in Q3 FY09 as against Rs. 1.5 billion ($31 million) in Q3 FY08.
o	Revenues in Russia increase to Rs. 1.6 billion ($32 million) in Q3 FY09 as against Rs. 1.1 billion ($23 million) in Q3 FY08. YoY growth of 44% driven by key brands of Omez, Nise, Ketorol and Cetrine.
o	Dr. Reddy’s volume growth at 16% as against the industry volume degrowth of 1%. (Source: Pharmexpert Apr-Nov 08)

o	Combined revenues from OTC & Hospital segment contribute 26% to total revenues.
▪	Revenues in Other CIS markets increase to Rs. 434 million ($9 million) in Q3 FY09 as against Rs. 409 million ($8 million) in Q3 FY08. YoY growth of 6%.
o	Revenues in India remained flat at Rs. 2.0 billion in Q3 FY09.

o	The temporary slowdown in India is on account of delay in launch of new products and a change in our supply chain model to a replenishment based model.

o	10 new products launched during the quarter.

o	New products in the last 36 months contribute 23% to total revenues in Q3 FY09.
Pharmaceutical Services and Active Ingredients
o	Revenues from this segment increase to Rs. 4.5 billion ($92 million) in Q3 FY09 as against Rs. 4.2 billion ($87 million) in Q3 FY08; YoY growth of 6% driven by growth in Europe and RoW markets.
o	Revenue from the business & facility acquired from Dow Pharma at Rs. 224 million ($5 million) in Q3 FY09.
Income Statement Highlights
o	Gross profit increase by 70% to Rs. 10.3 billion in Q3 FY09 as against Rs. 6.0 billion in Q3 FY08. Gross profit margins on total revenues at 56% as against 49% in Q3 FY08, largely driven by higher margins on sumatriptan.

o	Selling, General & Administration (SG&A) expenses increase to Rs. 5.0 billion (27% of revenues) in Q3 FY09 from Rs. 3.7 billion in Q3 FY08 (30% of revenues).
o	The absolute increase YoY was majorly on account of impact of additional costs on account of the recent acquisitions and the scaling up of our Specialty business in the US.

o	Sequentially SG&A has increased. However if we were to exclude the impact of currency on expenses outside India, the base SG&A remains the same.
o	Other operating expenses include provision of Rs. 969 million as damages on account of the German court upholding the validity of the olanzapine patent.

o	R&D investments at 6% of total revenues in Q3 FY09 as against 7% in Q3 FY08.

o	Amortization expenses at Rs. 339 million in Q3 FY09 as against Rs. 375 million in Q3 FY08. This reduction is on account of lower intangible base of betapharm due to the accelerated impairment charge taken in Q3 FY08.

o	Finance costs (net) are at Rs. 699 million in Q3 FY09 as against Finance income (net) at Rs. 23 million in Q3 FY08. The increase is mainly on account of :
o	Net forex loss of Rs. 493 million in Q3 FY09 as against net forex gain of Rs. 87 million in Q3 FY08

o	Net interest expense of Rs. 215 million in Q3 FY09 as against net interest expense of Rs. 88 million in Q3 FY08.
o	Net income at Rs. 1.9 billion (10% of total revenues). This translates to a diluted EPS of Rs. 11.4 ($0.2) in Q3 FY09, representing a growth of 150% over Q3 FY08, after adjusting the one-time write down of intangibles, net of tax.

o	Capital expenditure for Q3 FY09 is at Rs. 1,220 million ($25 million).
General information
Prof. Krishna G. Palepu, non-executive Director on the Board of Directors has resigned from his position today. The Board has accepted his resignation with immediate effect. Commenting on Prof. Palepu’s resignation from the Board, Dr. Anji Reddy, Chairman said that,” Krishna was an outstanding member on our Board, who brought in significant strategic perspective and independent thinking. His stepping down in the larger interests of the company reaffirms his commitment to Dr Reddy’s.
About Dr. Reddy’s
Established in 1984, Dr. Reddy’s Laboratories (NYSE: RDY) is an emerging global pharmaceutical company with proven research capabilities. The Company is vertically integrated with a presence across the pharmaceutical value chain. It produces finished dosage forms, active pharmaceutical ingredients and biotechnology products and markets them globally, with focus on India, US, Europe and Russia. The Company conducts research in the areas of cancer, diabetes, cardiovascular, inflammation and bacterial infection.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com or on +91-40-66834297
Milan Kalawadia (North America) at mkalawadia@drreddys.com or on +1-9082034931
Raghavender R at raghavenderr@drreddys.com or on +91-40-66511529
Media:
M Mythili at mythilim@drreddys.com or on +91-40-66511620.
Notes
1.	Financial discussions are on a consolidated basis as per IFRS.

2.	Detailed analysis of the financials is available on the Company’s website at www.drreddys.com.

Earnings Call Transcript — Q3 FY09	[DR. REDDY’S LOGO]

Dr. Reddy’s Laboratories Ltd.
7-1-27 Ameerpet
Hyderabad 500 016 India

Tel: 91 40 373 1946
Fax: 91 40 373 1955

www.drreddys.com
Dr. Reddy’s Laboratories Limited
Third Quarter Fiscal 2009
January 20, 2009
Nikhil Shah: Thank you Rochelle. Good morning and good evening to all the participants and welcome to Dr. Reddy’s earnings conference call for the 3rd Quarter of financial year 2008/2009. We hope you have all had a chance to review our press release, which was issued earlier this afternoon. The results are also posted on our website on the homepage under the Quick Links icon. To ensure full disclosure we are conducting a live webcast of this call and a replay of the call will also be available on our website soon after the conclusion of the call. Additionally the transcript of this call will be made available on our website at www.drredddys.com under the Quick Links Icon.
Please note that all discussions and comparisons during the call will be based on IFRS numbers and the IR Desk will be available to answer any query relating to the Indian GAAP immediately after the conclusion of the call.
To discuss the results and the outlook we have on the call today GV Prasad, our Chief Executive Officer, Satish Reddy, the Chief Operating Officer, Saumen Chakraborty, who has now assumed the role of the Head of our Global Generics Operations and Umang Vohra, our new Chief Financial Officer. We also have on the call Kedar Upadhye and Raghavender. I would also like to mention that Kedar Upadhye would now take charge as the Investor Relations Officer of the company and would be supported by Raghavender.
Please note that today’s call is copyrighted material of Dr. Reddy’s and cannot be rebroadcast or attributed in press or media outlets without the company’s expressed written consent. Before we proceed with the call I would like to remind everyone that the safe harbor language contained in today’s press release also pertains to this conference call and the webcast. I would now like to turn the call over to Umang Vohra, our Chief Financial Officer.
Umang Vohra, Chief Financial Officer
Thank you Nikhil. I welcome all of you on the call today.
Moving on to the key highlights for this quarter,
▪	Revenues have grown by 49% in rupee terms. Excluding revenues from sumatriptan our growth is 21%.

▪	Revenues from Global Generics grew by 70% for the quarter.
o	Excluding revenues from sumatriptan, the growth is at 26% from that segment.
▪	Revenues from PSAI grew by 6% in rupee terms. For the 9 Months of this fiscal, overall revenues grew by 13%.

▪	Gross Profit increased by 70% over last year. The Gross Profit margin is at 56% as against 49% in Q3 FY08, largely driven by higher margins on sumatriptan.
o	Gross Profit margin in the Global generics segment is at 65% as against 59% in Q3 FY08

▪	Gross Profit margin in the PSAI segment is at 27% down from 30% in Q3 FY08. This decline is a due to a change in the product mix as well as the higher input costs which we faced in the last two quarters.

▪	EBIDTA grew by 59% and is at $71 million as against $45 million in Q3 FY08.

▪	Excluding the upside of sumatriptan, SG&A expenses as a % to sales is at 34% in Q3 FY09 as against 30% in Q3 FY08. The absolute increase was majorly on account of impact of additional costs because of the recent acquisitions and the scaling up of our Specialty business in the US.
o	Even sequentially SG&A has increased. However if we were to exclude the impact of currency on expenses outside India, the base SG&A remains the same.
▪	The last two quarters have been extremely volatile in terms of currency movements. This has resulted in forex losses in Q3 FY09 at the subsidiary level
o	In our Russian subsidiary the sharp devaluation of the rouble by greater than 15% has caused a translation loss which makes up a significant portion of the forex loss
▪	Profit Before Tax is at $48 million. Effective tax rate for the full year and for Q3 FY09 works out to 17%.

▪	PAT is at $40 million. Adjusted for the one-time write down in the previous year, the PAT growth is at 150%.

▪	The EPS for the 3rd quarter is at $0.2.
Let me now move on to the balance sheet.
▪	During the quarter,
o	On receivables, we saw an increase of $52 million largely on account of sales of sumatriptan in the US. Excluding this our receivables declined by $14 mn sequentially. This was primarily on account of stronger control on receivable credit limits in Russia.

o	Our Inventories declined by $5 million. You will recall that we had built up inventory in the first two quarters due to product launches and the sourcing issue from China.

o	Capital expenditure for the quarter was at $25 million

o	We ended the quarter with a cash position of $78 million which are largely parked in bank deposits with state run and top foreign banks.
▪	Total net debt is at $380 million.

▪	Overall the debt-equity ratio is at 0.43: 1 as of December end as compared to 0.44: 1 as of June end.
I would now like to turn the call over to Satish, our Chief Operating Officer.
Satish Reddy, Chief Operating Officer
Thank you Umang.
Before I begin with the key business highlights, I would like to discuss three important events during this quarter:
The Q3 FY09 performance was well supported by the successful launch of the authorized generic version of GSK’s Imitrex® in late November 2008. We are currently the only player in the market other than GSK and have been able to capture an excellent market share with gross margins higher than the average Global Generics margins.
In the recently announced AOK tender results, betapharm has been offered 8 products translating to 33 contracts and representing 17% of AOK volumes. We are among the Top 3 in terms of no. of contracts awarded and this establishes betapharm as a significant competitive player in the tender business in Germany.

The third event, if you recall, several companies including betapharm had launched olanzapine towards the end of 2007 based on the decision of the Federal Patent Court. In December 2008, the Federal Supreme Court ruled in favor of Eli Lilly upholding the validity of the patent. This is likely to result in a claim for damages for Dr. Reddy’s. We have made a provision for €15 million towards this, which is included in the Other Operating Expenses.
Let me now cover the key business & financial highlights in each of our important markets for the Global Generics business:
In North America, revenues are at $137 million as against $36 million in Q3 FY08. The growth was primarily driven by the successful launch of sumatriptan.
Revenues excluding sumatriptan grew by 80% in rupee terms and 46% in dollar terms. This was driven by high volume growth in most of our Top products in this market.
During the quarter we have filed 5 ANDAs taking the total filings to 133. We have 69 ANDAs pending approval at the USFDA addressing innovator sales of $47 billion. Of those pending approval, 32 are Para IVs and 19 are FTFs.
In Russia, we continue our fast paced growth momentum. The growth was in line with the market growth of 27%. Revenue grew by 44% in rupee terms and 17% in dollar terms. The Top 5 brands in Russia are No. 1 in their respective segments. In the context of the recent economic scenario in Russia, I would like to highlight that as always we have managed our growth strictly within the credit limits to our customers. Some of our customers in Russia are organizations as large as us and we are managing risks pro-actively.
In Germany, revenues were marginally down by 2% year-on-year. Our volume growth was 15% as against the market volume degrowth of 3.3%, due to destocking by the trade on account of the AOK tender. However as you are aware, prices have declined over previous year. This has largely offset the volume growth. On a 9 months basis our business grew by 26% year-on-year in rupee terms and 8% year-on-year in Euro terms.
In the recently announced AOK tender results, the 8 products offered to us do not include most of our Top 10 products. We believe based on future market developments, we could expect to take an impairment charge majorly relating to the Top 10 products in the subsequent quarter.
In India, revenues remained flat. We have seen some temporary slowdown in this fiscal year. This is largely on account of delay in new product launches and also reduction of stocks in the trade, based on our conscious decision to move towards replenishment based supply chain model. However the business continues to deliver competitive and attractive profitability in absolute terms because of our strong chronic care franchise and growing niche presence in Biologics and Oncology therapeutic areas.
We have launched 10 new products in this quarter are now beginning to see traction in new products performance. New products launched in the last 36 months have contributed 23% of sales in Q3 FY09.
Now moving on to the PSAI segment
We have seen a period of low growth in this segment for this quarter. This was due to loss of certain product specific orders from generic customers in the US and Europe. We have also observed a slowdown in orders from Biotech companies and Large Pharma due to the recent global economic developments. However we believe that this is only a temporary phase and our strong IP expertise & DMF pipeline should leverage the growth going forward. During the quarter, we have filed 4 DMFs in the US and 2 in Canada.
I would now like to turn the call over to Prasad, for the discussion on the outlook.
GV Prasad, Chief Executive Officer
Thank you Satish.
To begin with, I would like to provide a status update on the guidance for this fiscal year.

For 9 months FY09,
•	On Revenue front, we have exceeded our guidance. We have grown by 35% in rupee terms as against our guidance of 25%. Even at constant currency levels we have matched our Guidance

•	Gross Margins at 52% is above the guidance of 50% + levels.

•	R&D spend at 6% is in line with the 7% guidance.

•	On profitability we had given a guidance of improved profitability. Adjusted for the one-time write down, the current net profit at 9.3% is higher than 8% for FY08.

•	In Germany, because of certain developments such as olanzapine withdrawal and higher than anticipated price erosion, we will be unable to meet the absolute EBITDA guidance of $39 million.
Moving onto the future Outlook,
We are focusing today on a select few large and growing market/product segments which contribute disproportionately to our revenues and profits, and where we can leverage the decisive competitive advantages that we have been building in each of our business.
Let me discuss some of the growth drivers for these markets
The North America Generics business continues to scale up rapidly. As announced recently, we have settled Desloratadine patent challenge, which is in line with our approach of exploring all opportunities to best monetize our Para IV pipeline to create visibility and certainty of launches. In the past several years, we have settled multiple Para IV product litigation cases. With those resulting guaranteed launches, and other Para IV and difficult-to-make generics, we are working towards the goal of at least one upside opportunity with limited competition every year for the next five years. We expect that these will augment our already growing base revenues with above-average gross margins.
In Germany, which is the fourth largest generic market globally with a market size of approximately $15 billion, we are among the Top 5 generic companies. It is a market rapidly transitioning from branded generics to commodity generics. The change in the healthcare reforms empowers the health insurance companies to influence the pricing of products through rebate contracts and tenders. Today, the health insurance companies cover more than 90% of the population and we believe the market is moving towards a tender based model. In this scenario, our game-plan going forward would be “high volumes and low margins”. We are also suitably reviewing our business model and aligning our organization structure in betapharm to remain competitive in the emerging scenario. We are also focused on the absolute profitability that is required from this market. We have already taken a step ahead in this regard, by successfully implementing the reduction in sales force in betapharm and we will continue to build on these efforts.
In India, we expect to see resurgence soon. We are implementing a replenishment based supply chain model and are beginning to see a higher secondary sales growth on account of this implementation in some of our pilot states. We expect the primary sales for the business to normalize by the beginning of the next fiscal year. We believe that our level of profitability in this market has improved considerably and that we are at very competitive levels versus the Industry.
In Biologics, the niche segment of our India business, we expect to see significant traction with 9 products in pipeline. We expect to launch two products in FY10 and at least one product every year thereafter.
In Russia, our growth is robust. We continue to see good sales growth. In the wake of the recent volatility in ruble devaluation, we would be constantly monitoring the currency movement and periodically take suitable measures, including resetting of prices, if the situation demands. We expect our growth going forward to continue at the same momentum with an enhanced vigil on the credit limits of our customers.
Our Pharmaceutical Services and Active Ingredients business is a result of the synergies created by our manufacturing, R&D and IP expertise catering to both the generics and innovator customers. With critical mass in place we rank among the leaders in the industry and are well entrenched to show industry leading growth. We are already the second largest supplier to generic companies with several top generics companies as our customers. Our DMF pipeline and customer lock-ins enable us to cover a large share of the patent expiries going forward. In our custom services segment we are transitioning the business model to that of a manufacturing based model from a R&D services model. Our DMF positions and IP expertise provide us a platform, as Innovators and Large Pharma companies their realign research to combination product therapies increasingly.
In our Specialty business in the US, Promius Pharma, we are beginning to see traction in prescription generation for our first product, Epiceram. We are also ready to launch our second product over the next few days. However it would be too early to provide more visibility on the sales estimates at this time.
In our Discovery business, our partnered product, balaglitazone is in Phase III. But we do expect a quarter delay in the outcome of these studies, due to delay in patient recruitment.
To sum up, I am now more confident that we have a strong growth engine in place capable of delivering consistent growth in sales and profits year after year.
With this, we now come to the end of our presentation. We thank you all for your time and attention today. Now, we will be happy to take your questions.
Q&A Session
Arvind Bothra: Just a couple of questions, first, can you just explain on the cash side. On the balance sheet the cash position has declined considerably and so has the investments current and non-current, can you just explain that a bit?
Umang Vohra: Yeah, certainly. The cash position has declined because we have invested in capex to the account of $25 million in this quarter as well as we are beginning to see the release of some of this cash now in the current quarter on account of receivables and inventory. We have liquidated some of our investments which are basically Mutual Funds which get shown in the IFRS line item that you were alluding to.
Arvind Bothra: Okay, so in terms of, also a little bit more on the biologics front, can you give us the sales of the two biologic product already marketed, right now, Grafeel and Reditux.
Umang Vohra: Reditux is about, clocking at about 24 Crores for this year. And Grafeel is roughly about 10 odd Crores.
Arvind Bothra: Okay, okay and just the last question on the custom manufacturing business, can you just give us an outlook on how much revenues it is making and what do you see the growth in terms of pipeline. I missed the last part when you said you are transitioning from if I am not wrong, CMO to CRO model, right.
Umang Vohra: CRO to CMO.
Arvind Bothra: CRO to CMO model, so can you just give us the pipeline, what kind of Phase I and Phase II pipeline you have in the CPS business and how would the cost synergies which you had been talking about translate in the CPS growth?
Satish Reddy: We do not give specific revenues of you know what services business constitutes because now it is an integrated reporting that we are doing because of the change in the model, you know that we are following today in terms of utilizing our existing infrastructure to support both the businesses services as well as the API business. So I also would not be able to comment on specific Phase I and Phase II molecules again you know for competitive reasons.
Arvind Bothra: Okay, but and the margins and if you leave aside the numbers, the margins would improve substantially from the historic levels right in this business if not to quantify on a granular basis, but just to understand the business competitiveness?
GV Prasad: I think they will remain at the 30% to 35% levels.
Pinakin Parekh: Yeah hi, first question is that on Olanzapine, I mean the provision that has been built, is this, I mean how can it change going forward or is it going to be also you know over the next one quarter or something there will be some more provisions?
GV Prasad: No, that is the final provision made, we have withdrawn the products and that is an estimate of what could be the settlement. And we do not expect anything in addition to that.

Pinakin Parekh: Okay, now I mean the second question on Sumatriptan, you know that considering that the generic players at 180-day exclusivity has still not get approval and not launched it. So does this mean that for Dr. Reddy’s the field is still going to remain the two company player and therefore the revenue accretion should be in similar lines?
GV Prasad: We hope so. We do not know exactly when our competitor will launch the product
Pinakin Parekh: Okay and just third last question is that in Russia it seems that Dr. Reddy’s reported volume growth was 16% against industry volume de-growth of 1%, is there any bunching up of sales over there?
Umang Vohra: No, we are not, we do not see any bunching up of sales, we have always outgrown market growth rate in Russia and we are happy to see that trend continuing right now, so there is no bunching up.
Pinakin Parekh: Okay and just lastly on AOK, I mean the tender has still not been finalized so when can we expect for you to sign it and go move forward, I mean the AOK tender getting finalized?
Satish Reddy: Hearing is going on right now so and the expected final hearing on January 23 and four weeks after that the decision is likely to be announced, I mean this is the information that we have at this point of time.
Bino Pathiparampil: Yeah, hi congrats on a good set of numbers. Actually I was wondering if I can get some more details about the domestic market, the supply chain modifications that you are talking about. What is the logic behind that, and what exactly you are doing and what is the timeframe for that?
GV Prasad: Yes basically we are moving toward replenishment based model which means instead of a push model it becomes a pull model. Based on actually finally from the retail the off-take is replenished at every node that is the philosophy but there are buffers built in at each supply chain node. Today, our model is based on pushing primary sales. From there we are moving to a pull based model, demand pull-based model. This involves setting up, IT linkages between the various supply chain nodes and aligning the manufacturing also to that. This is going to take a few more months to complete. I think we are running pilots in various states. We should see significant improvement in our supply chain and consequently sales performance, two to three quarters from now.
Bino Pathiparampil: Is there any reason for undertaking this right now, I mean what is the benefit you are deriving from this?
GV Prasad: If it is increased availability and you know which means reduced shortages in the market place, having the right product at the right place, and managing inventory prudently. So there will be significant benefits of this initiative going forward.
Bino Pathiparampil: And then just if I can just quickly follow-up just one more question on this, Pharma Services and API business seems to be pretty volatile over the last quarter, the Europe has gone up significantly, North America has come down significantly, the other markets have come down significantly. So why so much of volatility and is it likely to continue unpredictable like this?
GV Prasad: I cannot follow, where you got this numbers from. There has been a slowdown in the CPS business and we have been alluding to that. The business is based on Biotech has been under pressure because of lack of financing whereas as large pharma we have seen some kind of delays but that should normalize itself, but volatility is not something that we have seen here.
Bino Pathiparampil: Right, right, I was just comparing with the numbers, in the last third quarter you gave in Europe, North America geography-wise.
GV Prasad: I do not think you should look at these numbers quarter-on-quarter, it depends on the billing in that quarter and things like that.
Neelkanth Mishra: Yeah hi, if I could ask you to repeat the margins by segment, sorry we missed that in the initial segment?
Umang Vohra: Yes certainly. The gross profit for the global generic business is at 65% as against 59% last year and the PSAI segment is 27% versus 30% last year.
Neelkanth Mishra: And okay, okay so there is no branded formulation. Any updates on fondaparinux?
GV Prasad: We have not filed the product yet, and we will let you know when we file it.

Neelkanth Mishra: Your partner Alchemia did put out a press release that the milestone payment is due, so should we assume that you have close to filing it?
GV Prasad: The milestone is based on certain developments, not on filing. So we will let you know when we file the product.
Neelkanth Mishra: Okay, when do we see the growth in domestic formulations coming back to industry average now, what I understand from your explanation is that this quarter because of that change from push to pull, perhaps some channel inventory got depleted. Should we see a bounce back and when should we expect that?
GV Prasad: You should see that in the next few quarter, I think starting from next quarter itself we should see a reversal in the trend, building up to the next few quarters. We have seen secondary sales move up, and that should catch up on the primary part.
Neelkanth Mishra: Okay but the ORG IMS data seems to suggest that October, November saw a significant declines, is that not representative.
Satish Reddy: Okay so, this IMS data of November which IMS also has acknowledged has some errors in reporting. And this is to do with some of the pricing figures that they have taken for that particular month basis if there is any change, right so once that gets corrected you will actually be able to see the correct numbers, so it is not, it is not to be taken as exact number what is been reported by IMS, which reflects a very downward trend, it is not as bad as what it looks like.
HR Gala: Hi, I just wanted to know you know if things go favorably for us, how large will be this AOK opportunity that we are talking about, very broadly if you can tell us?
Satish Reddy: I think it has to be seen in a larger context because we are talking about a change in the business model whereas in the past it used to be very much of a branded generics market, it is moving towards the more commodity based markets. So the influence is shifted from the prescribers to the Health Insurance Funds. If you are now looking at this Health Insurance Funds it is started with AOK, who has started floating tenders there will be funds also which will start floating tenders, right so that is the situation.
HR Gala: Right, but how large do you think that opportunity can be in terms of the top-line, we do recognize that the profit margin will be very less because it is a tender based business, you know can you give some highlight, I mean some idea about what kind of top-line we are looking at?
Satish Reddy: See what we are talking about is that transition in the model right so as and when it becomes more clear and more tender is come in that is when we should be able to give you the clear picture so it is very difficult to predict exactly what the numbers are at this point of time.
HR Gala: Okay, but since it is a tender based business and it is more volume driven, do we have enough capacities at different plants to cater to that kind of requirement?
Saumen Chakraborty: It is not a tender where a specific quantity is ordered. It is a tender that you get you know a ticket to enter, I mean on that specific SKU, in that specific regions you are the supplier, I mean it depends on you know what is the total enforcement of the AOK tender in that particular market. So in terms of the capacities obviously we are doing everything which is required to be done at our end to service all the tenders that we are winning.
Sushant Dalmia: Hi this is Sushant here from Angel Broking. Sir your other expenses have gone up, that is primary because of the provisions for claims or any other reasons?
Umang Vohra: Yes it is on the base of Olanzapine Claim.
Sushant Dalmia: Primary because of claims.
Umang Vohra: Yes.
Sushant Dalmia: Second sir, your North America market has grown approximately around 55% excluding the Imitrex and the acquisition.
GV Prasad: Yes.

Sushant Dalmia: What are the key drivers and whether this trend would continue in future?
GV Prasad: We certainly think it will continue and part of the benefit has been from the problems our competitors have been having, we have benefited by some of that but we also see volumes going up based on our previous service levels to the market place and new product launch.
Sushant Dalmia: Last question, your tax provisions seems to be on the lower side as per the Indian consolidated GAAPs so any specific thing?
Umang Vohra: We are not discussing Indian GAAP but we are following the same very close to the AETR that we had in the previous quarter as well.
Abhay Shanbag: On Imitrex can you give any sort of a feel as to what sort of price discounting or what sort of market shares you would be having in this product?
Satish Reddy: Abhay, sorry because of competitive reasons we would not be able to disclose you know anything on pricing or the market shares.
Abhay Shanbag: And I mean so you had indicated earlier but with your competitor is coming and do, what sort of timelines, I mean do we see the couple of months or at least for another, you know till March, till May end we would not see anybody coming in or what sort of timelines do you give for this product?
GV Prasad: It is a little bit uncertain; it depends on the launch of the product from the company which has the exclusivity.
Abhay Shanbag: Okay, one last question on Germany, you were indicating that the eight products that you got were different from the top 10 you have, is that is this true ?
Saumen Chakraborty: Yes, it is true.
Abhay Shanbag: Okay, and what have been I mean would in terms of guidance if the AOK actually happens from 1st April, do we see revenues being flat or do we see revenues going down because you know your top 8 products, I mean top 10 products were really large in terms of value terms?
Saumen Chakraborty: Right now it is very difficult to actually understand what is going to happen post AOK in Germany. And so there is something which will be understood better when we are getting into the year end for reporting.
Abhay Shanbag: Okay, so as of now you are not giving any sort of guidance for Germany for next fiscal?
Saumen Chakraborty: It is very difficult one has to understand first let the litigation be over, let it come in court and one has to understand how it is panning out and then all assumptions can be made.
Umang Vohra: We hope to maintain revenues in Germany at the current levels despite the AOK tender results.
Abhay Shanbag: Okay and this is for fiscal 2010.
Umang Vohra: Fiscal 2010 you know so we are looking towards the plan to achieve that and maybe subsequently we will be giving out more details.
Jesal Shah: Yeah hi, my question is on SG&A expenditure, your sales have grown about 21% minus Sumatriptan contribution, but the growth in SG&A expenditure is about 34%. So just wanted to understand if there were any one time expenditures or you know which businesses really have driven those increase in SG&A?
Umang Vohra: So our acquisitions which we made in the early part of this year as well as the launch of our specialty business in the US. You will see the effect of that when you compare it vis-à-vis last year. If you look at our SGNA vis-à-vis Quarter 2 of this year you will find that it is more or less at the same level except for certain foreign exchanges on account of the exchange rate movement.
Jesal Shah: Okay and so basically we can work on the same current SG&A’s base going forward?

Umang Vohra: Yes that should be a fair assumption.
Jesal Shah: Okay the last question is on the foreign exchange gain and loss side, what is the hedge position and you know what are the different contributors to this foreign exchange loss that you have booked in terms of you know whether how much of it is because of the hedges versus MTM?
Umang Vohra: Yeah so let me just try to deconstruct the loss for you a bit, out of the 48 Crores that we have reported 30 Crores relates to our Russian subsidiary on account of the rapid movement of the Ruble from 25 to 30. And the balance amount of it is out of the treasury operations that we have so obviously the effect of the hedges is not very significant here in the P&L. In our balance sheet we are carrying $75 million worth of hedges which would come to our P&L in the next three months, that is carrying a mark-to-market loss of 58 Crores and other than this we have $120 million which is taken at the rate of $10 million per month for next year and those were booked at rates between Rs.49 to Rs.50 and those are as well carried on our balance sheet and there is no significant mark-to-market loss on account of that.
Jesal Shah: Right and the reason for Russian currency giving you losses on the foreign exchange side is?
Umang Vohra: Yeah it is because of the translation effect there is a Ruble receivable and a Dollar payable to India.
Punit Adhia: Actually your payable has decreased in this quarter and whereas your trade receivable has increased so like any particular reason for that?
Umang Vohra: Our trade receivables has, net of Sumatriptan our trade receivables have decreased. So it is because of the receivables on account of Sumatriptan billing that you are seeing the increase if you take that out we have actually gone down on our receivables.
Punit Adhia: Okay and on payables it has decreased significantly, any particular reason?
Saumen Chakraborty: No specific reason, except that maybe our payment efficiency has improved.
Punit Adhia: Okay and like you said about the AOK impairment what will be the amount of that?
Umang Vohra: We have not calibrated that as of now, we are trying to see what the outcome of the AOK and post that we will be able to give a picture.
Punit Adhia: Okay so any assumption like?
Umang Vohra: No assumptions at this stage we are still looking at the numbers but we can, if you look at our filings which we have made you would be able to get a perspective on what the top 10 products have in terms of carrying value and there will be obviously as Satish mentioned some portion of that will have to be tested for impairment.
Rahul Sharma: Yeah just wanted to know that, do you assess the SG&A expenses of Rs.5 billion to be a good run rate because of the scale up in the business going forward Quarter-to-Quarter.
GV Prasad: Part of the SG&A is the variable cost like freight that will of course go up marginally as volumes grow on, but the fixed component of it should stay at that level.
Rahul Sharma: But without Imitrex if I would have to correlate what would be a fair number, would be around 29% to 30% would be a fair number?
GV Prasad: Yes around 30% would be a fair number, part of the SGNA increase is also due to you know our international cost you know as a result of the Dollar movement. So there is an exchange effect also on SGNA.
Nitin Agarwal: Hi good evening everyone. Couple of questions one is A) Prasad, on the overall business we have been undertaking like a bunch of restructuring/efficiency improvement exercises across different segments. At what stage are we in terms of you know as far as some of the exercises are concerned, clearly the last bunch of exercises that restructuring processes that are happening across the organization and you can expect like more stable businesses over the next quarter or so are we really taking it from there?

GV Prasad: Could you, I think your question is – are you saying if, we have not done any major restructuring as such. In parts of the business we streamlined them based on the business needs, we have undertaken initiatives to reorient our supply chain, those initiatives have started delivering results but the full impact of those results will be felt in the next fiscal year.
Nitin Agarwal: No what I really meant was you know we have got a strategy change of sorts really happening in our domestic business as well as in our, in the CRAMS business or the custom manufacturing business. So in terms of fundamental changes like these do we foresee any of those fundamental changes which have like a near term impact on growth really coming through in some of the other business segments also or this is what it is right now?
GV Prasad: I think the global generics business as such is getting significantly strengthened and that gives us the confidence to say that we will deliver a more consistent performance going forward. The impact of these initiatives will be felt certainly in the next fiscal year.
Nitin Agarwal: Okay and secondly on the OTC business in US has there been, I mean can you share some more light in terms of how do you see the business really ramping up because there seems to be a lot of talk about increased Rx to OTC switches really coming through in US going forward?
Satish Reddy: So from the time we acquired this business it has just been based on a few products. So there are more products in the pipeline which are in the process of getting approval, so that is when it gets scaled up, but our primary focus will continue to remain on the products that are going off patent you know on the prescription side, that is still the main focus.
Sameer Baisiwala: I just wanted to check on what is the outlook for the non-AOK insurance business in Germany?
GV Prasad: Again this also depends on the AOK, right. As you get the AOK products that will have an impact on the non-AOK business also. The non-AOK business also is under some level of transition, you know some of them are moving to tenders, but you know as we see it today I think the growth should be somewhere in the high single digit for the non-AOK business.
Sameer Baisiwala: Okay when should we assume with the non-AOK business all the contracts will be coming up for renewal?
GV Prasad: They are not bunched up, they will come up at various time during the year.
Sameer Baisiwala: Okay so over the next six to twelve months all of the prices would get reset?
Saumen Chakraborty: No that is almost like on-going process where they come for discussion and they discuss the rebates, so it is not a tendering kind of a process. So maybe some of these non-AOK insurance firms can move into a tendering process that possibility is there.
Sameer Baisiwala: Okay and just on the AOK business, Umang you mentioned that you will strive to have the same level of revenues even next fiscal. Now you know just broadly speaking the impairment is or rather intangibles and goodwill is a function of underlying cash flows undiscounted in the future. So if you are going to have impairment charges but at the same time maintain the same revenues, isn’t the two inconsistent.
Saumen Chakraborty: Okay first I think let me clarify what Umang said that we will continue to maintain the same level of revenue it was the overall Germany revenue, not specifically for AOK or non-AOK kind. Now what Umang also said that if you read our 6K in detail, all that we are carrying on our balance sheet is specifically mentioned for each of the top 10 products and then other marketed products, new products, then brand and intangibles, etc., and now today the AOK tendering process is not complete so it is still going through a litigation, you will have to understand you know final outcome when it happens. And then there are several assumptions which are to be verified once the UK tender process is executed and how is it coming out in the marketplace. Based on those assumptions then we will have to do a complete impairment testing. And then one can find out how much is the impairment that can happen, but the vulnerability will be on the specific product wise in the top 10 product. Otherwise on goodwill and brand I think there is sufficient reasons for us to believe that overall cash flow which is anticipated is good enough to protect us, but each one of the top 10 is something has been set aside already and as the generic industry keeps on changing so in the future top 10 products would be significantly different from the top 10 products which we had four years back or even what is there today. I hope it helped to explain, we are not in a position to give you a very correct understanding of what is going to happen in Germany in next one to two quarters, but maybe by the time we go for the call year end results we will be in a position to give you much more clarity and by the time we will be able to test the impairment and come back with very proper kind of understanding.

Sameer Baisiwala: Okay and just on Imitrex, is not Cobalt expected to come sometime in the 1st Quarter calendar 2009. I mean that too is a settlement with Glaxo, is there any uncertainty about that?
Umang Vohra: We are not aware Sameer, we do not have the data on that, but you know we have also heard what the market has been saying but we do not have a fair understanding of when they would probably come into the market.
Sameer Baisiwala: Okay and just on the Imitrex you know if you can give us some color as to what kind of inventory is out there in the market that you have sold?
Umang Vohra: We still believe that we are approximately, we are not carrying inventory which is in excess of what the market would require as consumption.
GV Prasad: We are very carefully managing the inventory levels in the market.
Umang Vohra: Yeah so we have changed some of our agreements with the trade in terms of how much we expect them to carry at any point in time.
Sameer Baisiwala: And that could be about a month or something like that.
Umang Vohra: May be even less than that.
Sameer Baisiwala: Okay and just one final question on the base business you have given all the revenue comparisons YOY but if I just look at it QoQ sequentially and if I just take Imitrex out then probably versus 16.1 billion last quarter you have done 14.8 billion in this quarter that is for the base business despite Rupee having depreciated 10% on an average basis where is the disconnect?
Umang Vohra: No, no I did not get that Sameer, can you repeat that please?
Sameer Baisiwala: See sequentially your base revenues excluding Imitrex basically, your revenues have gone down, they are at about 7% to 8% whereas you know Rupee has depreciated as it favors about by 10%. Actually the base business does not seem to be doing too well is that correct in saying?
Umang Vohra: Yeah so I think the two issues in the base business which could lead to your answer would be the slowdown on account of the PSAI orders that we have seen as a temporary phenomenon this quarter and India which remains flat.
Sameer Baisiwala: Okay excellent and just, I am not quite sure Nikhil whether you are going to be here next time around, but just in case you know best wishes from my side.
Saumen Chakraborty: He will be handing over to Kedar now. So Kedar will be the contact point for Investor Relations and Nikhil has moved into operations.
Sameer Baisiwala: Good luck to you Nikhil.
Nikhil Shah: Thanks Sameer.
Ranbir Singh: Just wanted to know that cash balances are in India or abroad.
Umang Vohra: So most of the cash balances are in India we have close to 200 Crores in fixed deposits with top State Banks as well as top MNCs. And the balance are in the current accounts both in India as well as in our operations in subsidiaries to sustain the performance and payments related to salaries, etc., in each of the subsidiaries.
Ranbir Singh: Okay and that debt of $75 million you talked about, can you explain that structure as well, i.e. how much of borrowings are from overseas?
Umang Vohra: Yeah so we have 196 million Euros of debts which is the debt we took on account of our acquisition at Betapharm. And that is at an interest rate of Euribor plus 70 basis points. Euribor is now around 2% and then we have another 11 million US Dollars at Libor plus 70 basis points. That is the long term debt the balance is short term debt in the form of PCFC and some Rupee loans.

Ranbir Singh: And mark-to-mark losses?
Umang Vohra: The mark-to-mark losses on our balance sheet are roughly about Rs. 58 Crores and they pertain into contracts that will mature in the next quarter.
Rajesh Vora: Good evening gentlemen and congrats for good set of numbers. Mr. Prasad in your opening comment of the call you mentioned about consistent growth from here on year-on-year and also about one big product launch almost every year over the next five years. Would you sort of like to give some color on whether it will be in you know something like 15% to 20% more or some more color on that.
GV Prasad: I think we will you know continue to give you yearly guidance.
Rajesh Vora: Sure.
GV Prasad: You know we feel confident enough that we have reached a stage where we can now show you consistency in both top line and bottom line growth.
Rajesh Vora: Okay and in terms of the building blocks of that you would consider obviously the US generics market P-IV and niche generics and all that. Is that one of the cornerstone is there any other pieces of growth blocks that will drive this?
GV Prasad: I mean the two major businesses — services and active ingredients and there is a lot of pipeline built into it, in terms of DMS, customer lock-ins, large pharma customers for products and all of this will play out to drive the growth of that business. The global generics business I think we are working on several initiatives to improve our competitiveness of our business. Overall we should you know turn to corner in Germany through focused initiatives, improve our supply chain globally, and thus increasing our service levels to our customers and of course the portfolio itself. So all these initiatives I think should come together to deliver consistency in profits and growth.
Rajesh Vora: Okay and Arixtra launch you think is in fiscal 2010 is possible, you mentioned about filing to be done yet in the US you think that is possible as Alchemia talks about ?
GV Prasad: It is possible by 2010.
Rajesh Vora: 2010.
GV Prasad: It is possible. It is not filed yet so until we file we cannot give you a date.
Manoj Garg: Could you just give us some light on the Russia and this is the growth going ahead and the receivables there.
Umang Vohra: Yeah so in Russia we continue to expect that our business would grow at the levels that it has grown in the past, we have not seen a slowdown as yet. And we manage our receivables strictly within the credit limits, we do not have you know our partners are all the top distributors and we do not have issues in terms of our receivables today.
Saion Mukerjee: Yeah hi, can you give the breakup of the SG&A how much is Rupee denominated approximately?
Umang Vohra: We can come back to you on that, we have the data but we are not carrying with us right now. We can supply that data to you as percentage of the total SG&A.
Saion Mukerjee: Okay and just one clarification you mentioned like this $75 million hedge carrying an MTM loss of 58 Crores that would be realized if the currency remains at the current level over the next 3 months is that what you mentioned?
Umang Vohra: That is right, 58 Crores is based on the MTM on the rate as on 31st of December and if the Rupee remains in this level we will see that affect coming to P&L on the sales line.
Saion Mukerjee: Okay and these 19 FTF opportunities that you have can you indicate what is the brands size?
Nikhil Shah: Yeah the value of that would be closer in the range of $15 billion.

Ranjit Kapadia: Sir I just wanted to know in this global meltdown whether we have any biotech company. Have we suffered any bad debt or are we likely to suffer bad debts because of biotech companies or from Russian operations.
GV Prasad: Nothing as of now we have a very small exposure to one distributor in Russia...
Umang Vohra: which is insignificant ...
Ranjit Kapadia: And sir can you quantify how much it will be.
Umang Vohra: it is about $0.7 million.
Ranjit Kapadia: Okay that is a very small amount. Okay thank you very much and all the best.
Prashant Nair: Yeah I just wanted to get a sense of you know the gross margins in the base business excluding Imitrex. I know you may not give exact numbers but broadly is it in line with the trend what we have seen over the last few quarters and you know in line with your guidance around 50% range?
GV Prasad: Yes.
Sonal Gupta: Yeah just a couple of questions, one was if I got it correctly is Sumatriptan margins are above global generic margins. Is that correct?
Satish Reddy: Global generic average, that is right.
Sonal Gupta: The average what, EBITDA margin, average gross margin?
Satish Reddy: Average gross margin.
Sonal Gupta: Okay and just wanted to know what is the sales force in Betapharm now?
Umang Vohra: 120 people.
Sonal Gupta: And what is the plan of action?
GV Prasad: I think we will retain them for the time being. We will see as the model readjusts itself and look at aligning the organization structure.
Sonal Gupta: Okay and the final question was like you mentioned in the beginning there is a shift in the CPS business from a contract research to contract manufacturing model. Could you just spend some more time and tell us what the thinking is behind that?
GV Prasad: So I think we are focused on providing manufacturing and large volume products to innovators and less of biotech customers where we do a lot of early stage work, because the attrition is quite high. So we are leveraging on our API pipeline which you know many companies are focusing their research efforts in developing combinations based on existing molecules. We already have DMFs, we already make these products, and we are trying to leverage on them and that is giving us good traction.
Nikhil: Thank you everybody for joining us on the call. For any further clarifications please feel free to get in touch with IR desk. Thank you.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ V.S. Suresh
Date: February 11, 2009		Name:	V.S. Suresh
		Title:	Company Secretary